FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of May 2023

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Fiscal Year Ended March 31, 2023
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 11, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda
Chief Accounting Officer and Corporate Controller

Summary of Financial Statements for the Fiscal Year Ended March 31, 2023 (IFRS, Consolidated)
May 11, 2023

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance
Scheduled date of annual general meeting of shareholders: June 28, 2023
Scheduled date of securities report submission: June 28, 2023
Scheduled date of dividend payment commencement: June 29, 2023
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Fiscal Year Ended March 31, 2023 (April 1, 2022 to March 31, 2023)
(1)Consolidated Operating Results

	(Percentage figures represent changes over the previous fiscal year)
	Revenue		Operating profit		Profit before tax		Net profit for the year		Net profit attributable to owners of the Company
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2023	4,027,478	12.8	490,505	6.4	375,090	24.0	317,038	37.7	317,017	37.8
For the Fiscal Year Ended March 31, 2022	3,569,006	11.6	460,844	(9.5)	302,571	(17.4)	230,166	(38.8)	230,059	(38.8)

	Total comprehensive income for the year		Basic earnings per share		Diluted earnings per share		Return on equity attributable to owners of the Company		Ratio of profit before income taxes to total assets
	(Million JPY)	(%)	(JPY)		(JPY)		(%)		(%)
For the Fiscal Year Ended March 31, 2023	911,574	10.6	204.29		201.94		5.3		2.8
For the Fiscal Year Ended March 31, 2022	824,427	18.2	147.14		145.87		4.2		2.3

	Ratio of operating profit to revenue		Core Revenue		Core Operating Profit		Core EPS
	(%)		(Billion JPY)	(%)	(Billion JPY)	(%)	(JPY)
For the Fiscal Year Ended March 31, 2023	12.2		4,027.5	17.7	1,188.4	24.4	558
For the Fiscal Year Ended March 31, 2022	12.9		3,420.5	7.0	955.2	(1.3)	425
(Reference) Share of loss of investments accounted for using the equity method:
For the Fiscal Year Ended March 31, 2023 (8,630) million JPY For the Fiscal Year Ended March 31, 2022 (15,367) million JPY

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of March 31, 2023	13,957,750	6,354,672	6,354,122	45.5	4,087.49
As of March 31, 2022	13,178,018	5,683,523	5,683,019	43.1	3,665.61

(3)Consolidated Cash Flows

	Net cash from (used in) operating activities (Million JPY)	Net cash from (used in) investing activities (Million JPY)	Net cash from (used in) financing activities (Million JPY)	Cash and cash equivalents at the end of the year (Million JPY)
For the Fiscal Year Ended March 31, 2023	977,156	(607,102)	(709,148)	533,530
For the Fiscal Year Ended March 31, 2022	1,123,105	(198,125)	(1,070,265)	849,695

2. Dividends

	Annual dividends per share (JPY)					Total Dividends (Million JPY)	Dividend Pay-out ratio (%) (Consolidated)	Ratio of dividends to net assets (%) (Consolidated)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2022	—	90.00	—	90.00	180.00	282,752	122.3	5.2
For the Fiscal Year Ended March 31, 2023	—	90.00	—	90.00	180.00	280,949	88.1	4.6
For the Fiscal Year Ending March 31, 2024 (Projection)	—	94.00	—	94.00	188.00		—

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2024 (April 1, 2023 to March 31, 2024)

	(Percentage figures represent changes over the previous fiscal year)
	Revenue		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2024	3,840,000	(4.7)	349,000	(28.8)	185,000	(50.7)	142,000	(55.2)	90.75

Forecasts for Core financial measures are shown below.
	(Percentage figures represent changes over the previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2024	3,840,000	(4.7)	1,015,000	(14.6)	434

The definition of Core financial measures is stated in the Attachment.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2024
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance.

Change at CER	Core Revenue	Core Operating Profit	Core EPS
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2024	Low-single-digit % decline	Low-10s % decline	Low-20s % decline

The definition of Constant Exchange Rate change is stated in the Attachment.

▪Additional Information

(1) Changes in significant subsidiaries during the period	:	No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	:	No
2) Changes in accounting policies other than 1)	:	No
3) Changes in accounting estimates	:	No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at year end:
March 31, 2023		1,582,296,025 shares
March 31, 2022		1,582,252,525 shares

2) Number of shares of treasury stock at year end:
March 31, 2023		27,767,213 shares
March 31, 2022		31,891,746 shares

3) Average number of outstanding shares (for the fiscal year ended March 31):
March 31, 2023		1,551,808,600 shares
March 31, 2022		1,563,501,394 shares

(Reference) Summary of Unconsolidated Results
Summary of Unconsolidated Results for the Fiscal Year Ended March 31, 2023 (April 1, 2022 - March 31, 2023)

(1) Unconsolidated Operating Results
(Percentage figures represent changes over the previous fiscal year)
	Net sales		Operating income		Ordinary income
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2023	632,137	(17.3)	136,140	(53.6)	340,122	(38.3)
For the Fiscal Year Ended March 31, 2022	764,301	26.8	293,709	142.6	550,876	—

	Net income		Earnings per share		Fully diluted earnings per share
	(Million JPY)	(%)	(JPY)		(JPY)
For the Fiscal Year Ended March 31, 2023	330,649	1.9	213.06		213.05
For the Fiscal Year Ended March 31, 2022	324,450	31.1	207.50		207.50

(2) Unconsolidated Financial Position
	Total assets (Million JPY)	Net assets (Million JPY)	Shareholders' equity ratio (%)	Shareholders' equity per share (JPY)
As of March 31, 2023	9,407,303	4,206,219	44.7	2,704.87
As of March 31, 2022	9,641,648	4,294,899	44.5	2,769.31
(Reference) Shareholders' equity As of March 31, 2023     4,205,031 million JPY
                As of March 31, 2022    4,293,669 million JPY

▪This summary of financial statements is exempt from audit procedures
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda has adopted International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts and management guidance in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Fiscal Year Ended March 31, 2023 (6) Outlook for the Fiscal Year Ending March 31, 2024" on page 12.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on May 11, 2023 and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
1. Financial Highlights for the Fiscal Year Ended March 31, 2023
(1) Business Performance
(i) Business Overview
Takeda is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda focuses on five key business areas: Gastroenterology ("GI"), Rare Diseases, Plasma-Derived Therapies ("PDT") Immunology, Oncology and Neuroscience. Our R&D efforts are focused on four therapeutic areas: Gastrointestinal and Inflammation, Neuroscience, Oncology, and Rare Genetics and Hematology. We also make targeted R&D investments in PDT and Vaccines. We focus on developing innovative medicines that make a difference in people’s lives by advancing the frontier of new treatment options and leveraging our collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. We have a presence in approximately 80 countries and regions, a network of manufacturing sites around the world, and major research centers in Japan and the United States.
Over the past several years, we have extended our global reach, strengthened our presence in Oncology, GI and Neuroscience, and established a leading position in Rare Diseases and PDT, while adding significant assets to our growing R&D pipeline. Commercially, we have significantly strengthened our presence in the United States, Europe, and Growth and Emerging Markets. We have also accelerated our focus on data and technology to make our business operations more effective and efficient, leading to greater innovation and better serving our stakeholders.

(ii) Consolidated Financial Results (April 1, 2022 to March 31, 2023)

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
	2022	2023		Actual % Change	CER % Change*1
Revenue	3,569.0	4,027.5	458.5	12.8%	(0.8)%
Cost of sales	(1,106.8)	(1,244.1)	(137.2)	12.4%	(0.1)%
Selling, general and administrative expenses	(886.4)	(997.3)	(110.9)	12.5%	(0.9)%
Research and development expenses	(526.1)	(633.3)	(107.2)	20.4%	3.5%
Amortization and impairment losses on intangible assets associated with products	(472.9)	(542.4)	(69.5)	14.7%	(3.2)%
Other operating income	43.1	25.4	(17.7)	(41.0)%	(44.2)%
Other operating expenses	(159.1)	(145.2)	13.8	(8.7)%	(21.1)%
Operating profit	460.8	490.5	29.7	6.4%	(1.8)%
Finance income and (expenses), net	(142.9)	(106.8)	36.1	(25.3)%	(28.8)%
Share of loss of investments accounted for using the equity method	(15.4)	(8.6)	6.7	(43.8)%	(50.6)%
Profit before tax	302.6	375.1	72.5	24.0%	13.4%
Income tax expenses	(72.4)	(58.1)	14.4	(19.8)%	(18.0)%
Net profit for the year	230.2	317.0	86.9	37.7%	23.3%
*1 Please refer to (iii) Core Results (April 1, 2022 to March 31, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
Revenue. Revenue for the fiscal year ended March 31, 2023 was 4,027.5 billion JPY, an increase of 458.5 billion JPY, or 12.8% (CER % change: -0.8%), compared to the previous fiscal year. The increase is primarily attributable to favorable foreign exchange rates and growth from business momentum, fully offsetting the decrease of revenue due to the sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue in the previous fiscal year.
Revenue of our core therapeutic areas (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience) increased by 628.0 billion JPY, or 21.3%, compared to the previous fiscal year, to 3,572.9 billion JPY. Each of our core therapeutic areas, except Oncology, contributed to positive revenue growth due to favorable foreign exchange rates and growth from business momentum. Generic erosion and intensified competition impacted certain Oncology products in the fiscal year ended March 31, 2023, partially offset by the impacts of favorable foreign exchange rates.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
Revenue outside of our core therapeutic areas significantly decreased by 169.6 billion JPY, or 27.2%, compared to the previous fiscal year to 454.6 billion JPY, largely due to the aforementioned non-recurring 133.0 billion JPY selling price of the diabetes portfolio in Japan, which was recorded as revenue in the previous fiscal year.

Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
Revenue:	2022	2023		Actual % change	CER % change*1
Japan*2	659.0	512.0	(146.9)	(22.3)%	(22.5)%
United States	1,714.4	2,103.8	389.4	22.7%	2.0%
Europe and Canada	739.2	842.7	103.5	14.0%	5.1%
Asia (excluding Japan)	197.0	225.0	28.0	14.2%	2.0%
Latin America	128.5	160.4	31.9	24.8%	8.0%
Russia/CIS	62.1	88.4	26.4	42.5%	9.5%
Other*3	68.9	95.2	26.2	38.1%	41.3%
Total	3,569.0	4,027.5	458.5	12.8%	(0.8)%
*1 Please refer to (iii) Core Results (April 1, 2022 to March 31, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
*2 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the fiscal year ended March 31, 2022.
*3 Other includes the Middle East, Oceania and Africa.

Revenue by Therapeutic Area
The following shows revenue by therapeutic area:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
Revenue:	2022	2023		Actual % change	CER % change*1
GI	875.7	1,094.5	218.9	25.0%	8.7%
Rare Diseases	611.2	723.4	112.2	18.4%	4.8%
Rare Hematology	283.7	304.7	21.0	7.4%	(5.1)%
Rare Genetics and Other	327.5	418.7	91.2	27.9%	13.4%
PDT Immunology	507.0	678.4	171.5	33.8%	15.3%
Oncology	468.7	438.7	(30.0)	(6.4)%	(14.4)%
Neuroscience	482.3	637.7	155.4	32.2%	12.1%
Other*2	624.2	454.6	(169.6)	(27.2)%	(32.4)%
Total	3,569.0	4,027.5	458.5	12.8%	(0.8)%
*1 Please refer to (iii) Core Results (April 1, 2022 to March 31, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
*2 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the fiscal year ended March 31, 2022.

Year-on-year change in revenue for this fiscal year in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 1,094.5 billion JPY, a year-on-year increase of 218.9 billion JPY, or 25.0% (CER % change: 8.7%).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), Takeda's top-selling product, were 702.7 billion JPY in total, an increase of 181.0 billion JPY, or 34.7%, versus the previous fiscal year. Sales in the U.S. were 491.9 billion JPY, an increase of 142.4 billion JPY, or 40.7%, driven by favorable foreign exchange rates and a continued increase in the first line biologic inflammatory bowel disease (“IBD”) population both in UC and CD. Sales in Europe and Canada were 162.5 billion JPY, an increase of 26.5 billion JPY, or 19.5%, supported by continued launches of the

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
subcutaneous formulation and favorable foreign exchange rates. Sales in the Growth and Emerging Markets were 34.9 billion JPY, an increase of 9.9 billion JPY, or 39.6%, primarily led by growth in Brazil.
Sales of DEXILANT (for acid reflux disease) were 69.4 billion JPY, an increase of 18.6 billion JPY, or 36.7%, versus the previous fiscal year, due to the increased sales of authorized generics in the U.S. and favorable foreign exchange rates.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were 93.1 billion JPY, an increase of 17.3 billion JPY, or 22.9%, versus the previous fiscal year, primarily due to increased market penetration after launch in Japan, pediatric indication demand, and favorable foreign exchange rates.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were 108.7 billion JPY, an increase of 6.3 billion JPY, or 6.2%, versus the previous fiscal year, primarily due to increased sales in China, partially offset by the decrease of sales in Japan due to a negative impact from the market expansion re-pricing applied in April 2022, despite an increase in prescription volume.
Sales of PENTASA (for UC) were 8.4 billion JPY, a decrease of 11.8 billion JPY, or 58.3%, versus the previous fiscal year, due to generic erosion in the U.S. from May 2022.
•Rare Diseases. In Rare Diseases, revenue was 723.4 billion JPY, a year-on-year increase of 112.2 billion JPY, or 18.4% (CER % change: 4.8%).
Revenue of Rare Hematology was 304.7 billion JPY, a year-on-year increase of 21.0 billion JPY, or 7.4% (CER % change: -5.1%).
Sales of ADYNOVATE/ADYNOVI (for hemophilia A) were 66.6 billion JPY, an increase of 5.8 billion JPY, or 9.6%, and sales of FEIBA (for hemophilia A and B) were 41.3 billion JPY, an increase of 2.1 billion JPY, or 5.4%, versus the previous fiscal year, primarily due to favorable foreign exchange rates largely offset by negative impacts from competition in the U.S.
Sales of other Rare Hematology products in aggregate increased year-on-year, primarily due to additional indications, newly consolidated products, and favorable foreign exchange rates.
Revenue of Rare Genetics and Other was 418.7 billion JPY, a year-on-year increase of 91.2 billion JPY, or 27.9% (CER % change: 13.4%).
Sales of TAKHZYRO (for hereditary angioedema) were 151.8 billion JPY, an increase of 48.6 billion JPY, or 47.0%, versus the previous fiscal year, driven by continued strong demand in the U.S., geographic expansion, and favorable foreign exchange rates.
Sales of REPLAGAL (for Fabry disease) were 66.7 billion JPY, an increase of 15.0 billion JPY, or 29.1%, versus the previous fiscal year, primarily due to the succession to Takeda of manufacturing and marketing rights in Japan upon expiration of the relevant license agreement in February 2022 and strong demand in the Growth and Emerging Markets.
Sales of other enzyme replacement therapies ELAPRASE (for Hunter syndrome) and VPRIV (for Gaucher disease) were 85.3 billion JPY, an increase of 12.2 billion JPY, or 16.7%, and 48.4 billion JPY, an increase of 6.0 billion JPY, or 14.1%, respectively, primarily due to favorable foreign exchange rates.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease), which was first launched in the U.S. in December 2021, followed by several other countries, were 10.5 billion JPY in the current fiscal year.
•PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue was 678.4 billion JPY, a year-on-year increase of 171.5 billion JPY, or 33.8% (CER % change: 15.3%).
Sales of immunoglobulin products in aggregate were 522.2 billion JPY, an increase of 136.3 billion JPY, or 35.3%, versus the previous fiscal year. Sales of each of our three global immunoglobulin brands marked double digit percentage of revenue growth, due to continued strong demand globally and growing supply, especially in the U.S., where the pandemic pressure is now easing, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies.
Sales of albumin products in aggregate, including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia), were 121.4 billion JPY, an increase of 31.4 billion JPY, or 34.9%, versus the previous fiscal year, driven by strong albumin demand in the U.S. and China and favorable exchange rates.
•Oncology. In Oncology, revenue was 438.7 billion JPY, a year-on-year decrease of 30.0 billion JPY, or 6.4% (CER % change: -14.4%), impacted by the rapid generic erosion of VELCADE (for multiple myeloma) sales in the U.S.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
Sales of VELCADE were 27.8 billion JPY, a decrease of 82.3 billion JPY, or 74.8%, versus the previous fiscal year, predominantly due to multiple generic entrants in the U.S. starting in May 2022.
Sales of ADCETRIS (for malignant lymphomas) were 83.9 billion JPY, an increase of 14.7 billion JPY, or 21.3%, versus the previous fiscal year, led by strong growth in countries such as Argentina, Italy and Japan.
Sales of ICLUSIG (for leukemia) were 47.2 billion JPY, an increase of 12.3 billion JPY, or 35.4%, versus the previous fiscal year, due to steady growth in the U.S. and favorable foreign exchange rates.
Sales of ALUNBRIG (for non-small cell lung cancer) were 20.6 billion JPY, an increase of 6.9 billion JPY, or 50.7%, versus the previous fiscal year, benefiting from strong demand in European countries, Growth and Emerging Markets such as China, and Japan.
Sales of ZEJULA (for ovarian cancer) were 12.9 billion JPY, an increase of 4.9 billion JPY, or 61.7%, versus the previous fiscal year, primarily led by increased sales in Japan due to a newly launched tablet formulation in June 2022 in addition to existing capsule formulation.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, etc.), an off-patent product, were 111.3 billion JPY, an increase of 4.9 billion JPY, or 4.6%, versus the previous fiscal year, mainly due to favorable foreign exchange rates.
Sales of NINLARO (for multiple myeloma) were 92.7 billion JPY, an increase of 1.5 billion JPY, or 1.6%, versus the previous fiscal year, aided by favorable foreign exchange rates, which were offset partially by intensified competition and decreased demand mainly in the U.S.
Sales of EXKIVITY (for non-small cell lung cancer), which was first launched in the U.S. in September 2021, followed by several other countries, were 3.7 billion JPY in the current fiscal year.
•Neuroscience. In Neuroscience, revenue was 637.7 billion JPY, a year-on-year increase of 155.4 billion JPY, or 32.2% (CER % change: 12.1%).
Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were 459.3 billion JPY, an increase of 132.2 billion JPY, or 40.4%, versus the previous fiscal year, mainly due to the growth of the adult market including an impact from a shortage of generic versions of the instant release formulation of ADDERALL in the U.S. and favorable foreign exchange rates.
Sales of TRINTELLIX (for major depressive disorder (“MDD”)) were 100.1 billion JPY, an increase of 17.8 billion JPY, or 21.6%, versus the previous fiscal year, due to increasing prescriptions in Japan and favorable foreign exchange rates.
Sales of ADDERALL XR (for ADHD) were 28.6 billion JPY, an increase of 7.7 billion JPY, or 36.9%, versus the previous fiscal year, mainly due to a shortage of generic versions of the instant release formulation marketed by competitors in the U.S. and favorable foreign exchange rates.

Cost of Sales. Cost of Sales increased by 137.2 billion JPY, or 12.4% (CER % change: -0.1%), to 1,244.1 billion JPY. The increase was predominantly due to the depreciation of the yen in the current fiscal year.

Selling, General and Administrative (SG&A) expenses. SG&A expenses increased by 110.9 billion JPY, or 12.5% (CER % change: -0.9%) compared to the previous fiscal year, to 997.3 billion JPY, mainly due to the impact from the depreciation of the yen in the current fiscal year.

Research and Development (R&D) expenses. R&D expenses increased by 107.2 billion JPY, or 20.4% (CER % change: 3.5%) compared to the previous fiscal year, to 633.3 billion JPY, mainly due to the impact from the depreciation of the yen in the current fiscal year.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 69.5 billion JPY, or 14.7% (CER % change: -3.2%) compared to the previous fiscal year, to 542.4 billion JPY, mainly due to the impact from the depreciation of the yen in the current fiscal year.
Other Operating Income. Other Operating Income was 25.4 billion JPY, a decrease of 17.7 billion JPY, or 41.0% (CER % change: -44.2%), compared to the previous fiscal year primarily due to a change in fair value of financial assets and liabilities associated with contingent consideration arrangements recognized and certain settlement proceeds recorded in the previous fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
Other Operating Expenses. Other Operating Expenses were 145.2 billion JPY, a decrease of 13.8 billion JPY, or 8.7% (CER % change: -21.1%), compared to the previous fiscal year, primarily due to decreases in restructuring expenses attributable to the substantially completed Shire integration in the previous fiscal year and valuation reserve for pre-launch inventory, partially offset by increases in other reserves and provisions including those for certain assets related to option fees Takeda paid as part of collaboration agreements and increase due to the impact from the depreciation of the yen in the current fiscal year.
Operating Profit. As a result of the above factors, Operating Profit increased by 29.7 billion JPY, or 6.4% (CER % change: -1.8%) compared to the previous fiscal year to 490.5 billion JPY.

Net Finance Expenses. Net Finance Expenses were 106.8 billion JPY in the current fiscal year, a decrease of 36.1 billion JPY, or 25.3% (CER % change: -28.8%) compared to Net Finance Expenses of 142.9 billion JPY for the previous fiscal year. This decrease was mainly driven by a positive impact from the remeasurement of warrants to purchase stocks of companies held by Takeda.

Share of Loss of Investments Accounted for Using the Equity Method. Share of Loss of Investments Accounted for Using the Equity Method was 8.6 billion JPY, a decrease of 6.7 billion JPY, or 43.8% (CER % change: -50.6%), compared to the previous fiscal year. The decrease is mainly due to the negative impact from Takeda's share of loss on an investment held by Takeda Ventures, Inc. recorded in the previous fiscal year.

Income Tax Expenses. Income Tax Expenses were 58.1 billion JPY, a decrease of 14.4 billion JPY, or 19.8% (CER % change; -18.0%), compared to the previous fiscal year. This decrease was primarily due to a tax charge of 65.4 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014 in the previous fiscal year as well as increased tax benefits from recognition of deferred tax assets. These decreases were partially offset by the benefits from the US state tax rate change in the previous fiscal year, in addition to higher pretax earnings.
Net Profit for the Year. Net Profit for the Year increased by 86.9 billion JPY, or 37.7% (CER % change: 23.3%), compared to the previous fiscal year to 317.0 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
(iii) Core Results (April 1, 2022 to March 31, 2023)
Definition of Core financial measures and Constant Exchange Rate change
Takeda uses the concept of Core financial measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS).

Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

CER (Constant Exchange Rate) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year.

Results of Core Operations

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
	2022	2023		Actual % change	CER % change
Core Revenue	3,420.5	4,027.5	606.9	17.7%	3.5%
Core Operating Profit	955.2	1,188.4	233.2	24.4%	9.1%
Core EPS (yen)	425	558	134	31.5%	13.9%

Core Revenue for the fiscal year ended March 31, 2023 was 4,027.5 billion JPY, an increase of 606.9 billion JPY, or 17.7% (CER % change: 3.5%), compared to the previous fiscal year. Core revenue for the previous fiscal year was 3,420.5 billion JPY, which excluded primarily the non-recurring 133.0 billion JPY selling price of the diabetes portfolio in Japan. There were no significant items unrelated to Takeda's core operations excluded from revenue in the current fiscal year, resulting in Core revenue for the current fiscal year being the same as Reported revenue. Business momentum was led by Takeda’s Growth and Launch Products* which totaled 1,594.8 billion JPY, a year-on-year increase of 435.8 billion JPY, or 37.6% (CER % change: 18.8%). They now include QDENGA, a dengue vaccine, which was approved in EU and countries including Indonesia and Brazil and launched in several non-endemic countries in the current fiscal year.
*    Takeda’s Growth and Launch Products in the fiscal year ended March 31, 2023
    GI: ENTYVIO, ALOFISEL
    Rare Diseases: TAKHZYRO, LIVTENCITY
    PDT Immunology: Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology: ALUNBRIG, EXKIVITY
Other: SPIKEVAX Intramuscular Injection, NUVAXOVID Intramuscular Injection, QDENGA

Core Operating Profit for the current fiscal year was 1,188.4 billion JPY, an increase of 233.2 billion JPY or 24.4% (CER % change: 9.1%) compared to the previous fiscal year driven by revenue growth in our core therapeutic areas and the depreciation of the yen in the current fiscal year.

Core EPS for the current fiscal year was 558 yen, an increase of 134 yen, or 31.5% (CER % change: 13.9%), compared to the previous fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
(2) Consolidated Financial Position
Assets. Total Assets as of March 31, 2023 were 13,957.8 billion JPY, reflecting an increase of 779.7 billion JPY compared to the previous fiscal year-end. Intangible Assets increased by 451.1 billion JPY mainly due to the acquisition of Nimbus Lakshmi Inc. and the effect of foreign currency translation partially offset by the decrease due to amortization. Goodwill and Property, Plant and Equipment increased by 383.0 billion JPY and 108.4 billion JPY respectively mainly due to the effect of foreign currency translation. In addition, Inventories increased by 133.3 billion JPY. These increases were partially offset by a decrease in Cash and Cash Equivalents of 316.2 billion JPY.
Liabilities. Total Liabilities as of March 31, 2023 were 7,603.1 billion JPY, reflecting an increase of 108.6 billion JPY compared to the previous fiscal year-end. Trade and Other Payables increased by 132.9 billion JPY and Provisions increased by 68.6 billion JPY. In addition, Bonds and Loans increased by 36.9 billion JPY to 4,382.3 billion JPY* primarily due to the effect of adverse foreign currency translation on USD and EUR denominated debts, as largely offset by the redemption of bonds during the current year. These increases were partially offset by a decrease in Deferred Tax Liabilities of 180.9 billion JPY.
* The carrying amount of Bonds was 3,658.3 billion JPY and Loans was 724.0 billion JPY as of March 31, 2023. Breakdown of Bonds and Loans carrying amount is as follows.

Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,301 million USD)	June 2015	June 2025 ~ June 2045	174.2
Unsecured US dollar denominated senior notes (4,000 million USD)	September 2016	September 2023 ~ September 2026	515.3
Unsecured Euro denominated senior notes (3,000 million EUR)	November 2018	November 2026 ~ November 2030	433.6
Unsecured US dollar denominated senior notes (2,250 million USD)	November 2018	November 2023 ~ November 2028	298.8
Hybrid bonds (subordinated bonds)	June 2019	June 2079	498.9
Unsecured US dollar denominated senior notes (7,000 million USD)	July 2020	March 2030 ~ July 2060	928.2
Unsecured Euro denominated senior notes (3,600 million EUR)	July 2020	July 2027 ~ July 2040	519.8
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.4
Commercial Paper	March 2023	June 2023	40.0
Total			3,658.3

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2023 ~ April 2026	200.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (1,500 million USD)	April 2017	April 2027	200.0
Bilateral loans	March 2016 ~ March 2023	April 2024 ~ March 2029	210.0
Other			0.5
Total			724.0
On April 23, 2022, Takeda redeemed 219 million USD of unsecured U.S. dollar-denominated senior notes issued in June 2015 in advance of their original maturity date of June 23, 2022. Following this, on October 27, 2022, Takeda redeemed 1,000 million USD of unsecured U.S. dollar-denominated senior notes issued in November 2018 in advance of their original maturity date of November 26, 2023. Furthermore, on November 21, 2022, Takeda redeemed 750 million EUR of unsecured floating rate senior notes issued in November 2018 on their maturity date. On March 31, 2023, Takeda repaid 75 billion JPY in Bilateral Loans falling due and on the same day entered into new Bilateral Loans of 75 billion JPY maturing on March 30, 2029. Takeda also had short term commercial paper drawings outstanding of 40 billion JPY as at March 31, 2023.
Equity. Total Equity as of March 31, 2023 was 6,354.7 billion JPY, reflecting an increase of 671.1 billion JPY compared to the previous fiscal year-end. This primarily resulted from an increase of 573.9 billion JPY in Other Components of Equity mainly due to a fluctuation in currency translation adjustments reflecting the depreciation of yen. Retained Earnings increased by 61.4 billion JPY primarily attributable to Net Profit for the Year largely offset by the dividends payments of 278.3 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
(3) Consolidated Cash Flow
Billion JPY

	For the fiscal year ended March 31,
	2022	2023
Net cash from (used in) operating activities	1,123.1	977.2
Net cash from (used in) investing activities	(198.1)	(607.1)
Net cash from (used in) financing activities	(1,070.3)	(709.1)
Net increase (decrease) in cash and cash equivalents	(145.3)	(339.1)
Cash and cash equivalents at the beginning of the year	966.2	849.7
Effects of exchange rate changes on cash and cash equivalents	28.8	22.9
Cash and cash equivalents at the end of the year	849.7	533.5
Net cash from operating activities was 977.2 billion JPY for the fiscal year ended March 31, 2023 compared to 1,123.1 billion JPY for the fiscal year ended March 31, 2022. The decrease of 145.9 billion JPY was primarily driven by an unfavorable impact from net of changes in assets and liabilities related to the operating activities, mainly due to a change in trade and other payables and increased income taxes paid. These were partially offset by higher net profit for the year adjusted for non-cash items and other adjustments.
Net cash used in investing activities was 607.1 billion JPY for the fiscal year ended March 31, 2023 compared to 198.1 billion JPY for the fiscal year ended March 31, 2022. The increase of 409.0 billion JPY was mainly due to an increase of 430.2 billion JPY in acquisition of intangible assets primarily resulting from the acquisition of Nimbus Lakshmi Inc.* for the current year, partially offset by a decrease of 49.7 billion JPY in acquisition of business (net of cash and cash equivalents acquired).
* Of the 4.0 billion USD upfront payment, 3.0 billion USD was paid in February 2023 and 0.9 billion USD was paid in April 2023. Remaining 0.1 billion USD is scheduled to be paid in August 2023.
Net cash used in financing activities was 709.1 billion JPY for the fiscal year ended March 31, 2023 compared to 1,070.3 billion JPY for the fiscal year ended March 31, 2022. The decrease of 361.1 billion JPY was mainly due to a decrease in repayments of bonds and long-term loans, net of proceeds from bonds and long-term loans upon refinancing, of 279.1 billion JPY, as well as an increase in commercial paper drawings of 40.0 billion JPY. In addition, there was a decrease in purchase of treasury shares of 50.6 billion JPY resulting from the higher share buybacks conducted in the previous year compared to the current year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
(4) Takeda's Initiatives to Mitigate the Impact of COVID-19
Three years have passed since the outbreak of COVID-19. As vaccines and therapies have become broadly available in many countries, governments are relaxing strict measures to prevent the spread of infection, such as travel restrictions. We will continue to adhere to local public health guidance in addition to the internal protocols and monitor any potential impacts of the effects of COVID-19, including new variants, on our business activities, with the intent to protect employees' health and safety, and to ensure our medicines are available to patients who rely on them.
In the fiscal year ended March 31, 2023, Takeda manufactured NUVAXOVID Intramuscular Injection, a novel recombinant protein-based COVID-19 vaccine which was licensed, with manufacturing technologies transferred, from Novavax, at its Hikari facility and distributed it in Japan. Takeda is working with Novavax to develop vaccines against the future variants including the Omicron variant. Takeda will also continue to provide distribution support in bringing an mRNA COVID-19 bivalent vaccine, SPIKEVAX Intramuscular Injection (Omicron targeting bivalent vaccine), to Japan through its partnership with Moderna.

(5) Takeda's Operations in Ukraine and Russia
Our commitment to patients, regardless of where they live, and to our people is unwavering and is even more important in times of crisis. Takeda is making every effort to protect our colleagues in Ukraine and to continue to supply patients in Ukraine and in the region with much needed treatments.
Takeda discontinued activities in Russia that were not essential to maintaining the supply of medicines to patients. This included suspending all new investments, suspending advertising and promotion, not initiating new clinical trials and stopping enrollment of new patients in ongoing clinical trials. Our focus only on essential activities was consistent with our values and ethical responsibility to our patients in Ukraine, Russia and the region who depend on our treatments. This commitment notwithstanding, we are adhering to all international sanctions imposed on Russia.
We provided our humanitarian relief, including monetary and medicine donations to benefit people affected by the conflict in Ukraine, and we will continue to assess ways to provide support to patients across the region.
For the fiscal year ended March 31, 2023, revenue attributable to Russia/CIS represented 2.2% of Takeda’s total consolidated revenue of 4,027.5 billion JPY, as indicated in the Revenue by Geographic Region in 1. Financial Highlights for the Fiscal Year Ended March 31, 2023, (1) Business Performance, (ii) Consolidated Financial Results (April 1, 2022 to March 31, 2023). There was no material financial impact on Takeda’s financial results for the current fiscal year resulting from the crisis in these countries. However, depending on the future status of the crisis, our results of operations and financial conditions could be adversely affected.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
(6) Outlook for the Fiscal Year Ending March 31, 2024
Consolidated reported forecast for the fiscal year ending March 31, 2024 (FY2023) is as below:
Consolidated Reported Forecast for the Fiscal Year Ending March 31, 2024 (FY2023)

			Billion JPY or percentage
	FY2022 Actual Results	FY2023 Forecast	Change versus the previous year
Revenue	4,027.5	3,840.0	(187.5)	(4.7)%
Operating profit	490.5	349.0	(141.5)	(28.8)%
Profit before tax	375.1	185.0	(190.1)	(50.7)%
Net profit for the year (attributable to owners of the Company)	317.0	142.0	(175.0)	(55.2)%
EPS (JPY)	204.29	90.75	(113.54)	(55.6)%
Core Revenue	4,027.5	3,840.0	(187.5)	(4.7)%
Core Operating Profit	1,188.4	1,015.0	(173.4)	(14.6)%
Core EPS (JPY)	558	434	(124)	(22.2)%

[Revenue]
Takeda expects FY2023 revenue to be 3,840.0 billion JPY, a decrease of 187.5 billion JPY or 4.7% from FY2022. While continued momentum of our Growth and Launch Products is expected to largely offset the approximately 330.0 billion JPY anticipated impact from loss of exclusivities (on a CER basis), including VYVANSE (for attention deficit hyperactivity disorder) in the U.S. and AZILVA (for hypertension) in Japan, we also anticipate a lower revenue contribution from COVID-19 vaccines and an unfavorable year-on-year impact from foreign exchange rates.
Takeda does not include any significant non-core items that require adjustment in its revenue forecast; therefore, the Core revenue forecast for FY2023 is the same as the reported revenue forecast.
[Operating Profit]
Operating Profit is expected to decrease by 141.5 billion JPY, or 28.8%, to 349.0 billion JPY, reflecting the impact from loss of exclusivities and lower profit contribution from COVID-19 vaccines. We intend to seek to limit the impact on profit margins through discipline in operating expenses, while still investing in R&D and data and technology to secure long-term competitiveness.
Core Operating Profit, adjusted to exclude items unrelated to Takeda's core operations, is expected to be 1,015.0 billion JPY, a decrease of 173.4 billion JPY, or 14.6%.
[Net profit for the year (attributable to owners of the Company)]
Net profit for the year (attributable to owners of the Company) is expected to be 142.0 billion JPY, a decrease of 175.0 billion JPY, or 55.2%. In addition to the expected decline in Operating Profit of 141.5 billion JPY, net finance expenses are expected to increase by 58.2 billion JPY, mainly due to lower financial income. For these main reasons, Profit Before Tax is expected to decrease by 190.1 billion JPY, or 50.7%, to 185.0 billion JPY. The assumption for the effective tax rate is approximately 23%, which is applied to the Profit Before Tax forecast.
Reported EPS is expected to be 90.75 JPY, a decrease of 113. 54JPY, or 55.6%, and Core EPS is expected to be 434 JPY, a decrease of 124 JPY, or 22.2%.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
Major assumptions used in preparing the FY2023 Reported Forecast

		Billion JPY or percentage
	FY2022 Actual Results	FY2023 Forecast
FX rates	1 USD = 135 JPY 1 Euro = 141 JPY 1 RUB = 2.1 JPY 1 BRL = 26.3 JPY 1 CNY = 19.7 JPY	1 USD = 131 JPY 1 Euro = 141 JPY 1 RUB = 1.9 JPY 1 BRL = 25.9 JPY 1 CNY = 19.5 JPY
R&D expenses	(633.3)	(643.0)
Amortization of intangible assets associated with products	(485.1)	(480.0)
Impairment of intangible assets associated with products	(57.3)	(50.0)
Other operating income	25.4	14.0
Other operating expenses	(145.2)	(150.0)
Other Core Operating Profit adjustments	(35.6)	—
Finance income and (expenses), net	(106.8)	(165.0)
Free cash flow	446.2	400.0 - 500.0*
Capital expenditures (cash flow base)	(633.7)	(480.0 - 530.0)*
Depreciation and amortization (excluding intangible assets associated with products)	(179.3)	(170.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	~13%	Mid-to-high teen %
*    Reflects approximately 180.0 billion JPY of expenditures related to the acquisition of TAK-279 from Nimbus (1.0 billion USD) and in-licensing of fruquintinib from HUTCHMED (400 million USD). The 1.0 billion USD payment related to the acquisition of TAK-279 represents the portion of the 4.0 billion USD upfront payment paid in April 2023 (0.9 billion USD), and scheduled to be paid in August 2023 (0.1 billion USD).
Management Guidance
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance.

FY2023 Management Guidance CER % Change*
Core Revenue	Low-single-digit % decline
Core Operating Profit	Low-10s % decline
Core EPS	Low-20s % decline
* Please refer to 1. Financial Highlights for the Fiscal Year Ended March 31, 2023, (1) Business Performance, (iii) Core Results (April 1, 2022 to March 31, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
Other assumptions used in preparing the FY2023 Reported Forecast and the Management Guidance
The FY2023 reported forecast and the management guidance assume approximately 330.0 billion JPY revenue loss from loss of exclusivities (on a CER basis), including AZILVA (for hypertension) in Japan in June 2023, and VYVANSE (for attention deficit hyperactivity disorder) in the U.S. in August 2023.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
(7) Capital Allocation Policy and Dividends for the Fiscal Year Ended March 31, 2023 and Ending March 31, 2024
(i) Capital Allocation Policy
Guided by our vision to discover and deliver life-transforming treatments, and with a focus on maintaining solid investment grade credit ratings, we will allocate capital to maximize value for patients and shareholders.
Takeda's policy in the allocation of capital is as follows:
• Invest in growth drivers; and
• Shareholder returns.
In respect of "Invest in growth drivers", Takeda makes strategic investments in internal and external opportunities to enhance the pipeline, new product launches, and plasma-derived therapies. With regard to "Shareholder returns", Takeda has adopted a progressive dividend policy of increasing or maintaining the annual dividend per share each year, alongside share buybacks when appropriate.

(ii) Dividend
Takeda is strongly committed to shareholder returns with the dividend as a key component.
[FY2022] 180 yen per share
Year-end dividend per share: 90 yen
Together with the interim dividend of 90 yen per share, the annual dividend will be 180 yen per share.
[FY2023 guidance] 188 yen per share

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
2. Management Policy
(1)Basic Management Policy
Our corporate philosophy tells the rich story of Takeda - who we are, what we do, how we do it, and why it matters. From our founding more than 240 years ago to today, we serve patients with integrity that also benefits society. Our imperatives - Patient-People-Planet, powered by Data, Digital and Technology (DD&T), direct where Takeda must focus to deliver on our purpose and vision, guided by our values.
Purpose
“Better health for people, brighter future for the world.”
Vision
Our vision is to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet.
Values: Takeda-ism
We are guided by our values of Takeda-ism, which incorporate Integrity, Fairness, Honesty and Perseverance, with Integrity at the core. They are brought to life through actions based on Patient-Trust-Reputation-Business, in that order.
Imperatives
We honor our responsibility to patients, colleagues and other stakeholders as well as the communities where we operate. Our imperatives help us realize our vision and purpose.
Patient
•We responsibly translate science into highly innovative, life-transforming medicines and vaccines, and accelerate access to improve lives worldwide.
People
•We create an exceptional people experience.
Planet
•We protect our planet.
Unleash the Power of Data and Digital
•We strive to transform Takeda into the most trusted, data-driven, outcomes-based biopharmaceutical company.

Our ambition is to be the most trusted, data-driven, outcomes-based digital biopharmaceutical company. Through our core business, Takeda creates long-term value for patients, shareholders and society while also sustaining positive impact for our people, communities, and the planet.

(2) Business Environment, Mid- to Long-Term Business Strategy and Issues to Be Addressed
Business Environment
We believe that the pace of innovation in the global pharmaceutical industry is faster than ever, accelerated by the introduction of new medical technologies such as immunotherapies in oncology and cell and gene therapy. The COVID-19 pandemic served as a catalyst for a new era in innovation, demonstrated by the remarkable speed with which life-saving vaccines and therapies were brought to millions of people around the world. While such medical innovation has improved health care outcomes, investment in health care has been rising faster than gross domestic product and the gross domestic incomes of developed countries for decades due to aging populations, lifestyle changes and the availability of more advanced solutions for complex diseases.
Consequently, payers are becoming increasingly selective in determining which treatments will be reimbursed. National governments are promoting generic and biosimilar alternatives and are increasing downward pressure on drug prices. At the same time, unpredictable and escalating payment rates under the U.K.’s drug pricing and reimbursement scheme raise concerns about the impact on innovation. Meanwhile, widening gaps in access to care further demonstrate the need for better access and policies to address health inequity. We believe that a transition away from the current prevailing fee-for-service model and toward value-based health care – an approach that pays for outcomes and care quality – could slow the pace of rising health care costs while expanding coverage and improving equity.
At the geopolitical level, risks are intensifying, with regional and multilateral conflicts creating an uncertain outlook for the global economy and posing risks for global companies. The lingering impacts of the COVID-19 pandemic, coupled with these geopolitical factors, have driven supply disruptions across major industries, energy price increases and labor-market pressures.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
Despite awareness of the economic and health impacts of global pandemics, the world’s progress in preparing for the next one remains insufficient. This lack of readiness and planning ultimately risks exposing the most vulnerable populations in the event of another global pandemic. Furthermore, public health is integrally linked to the impacts of climate change and, as temperatures rise, there will be challenges related to climate-accelerated diseases and access to care for patients in impacted regions.
Amid this external business environment, our commitment to patients and the work we do to support them is even more important.

Patient
We focus on the highest unmet need, both in rare and more prevalent conditions, to deliver high-quality medicines and vaccines to patients and communities as quickly as possible. We pursue life-transforming science, generating data that may enable accelerated development and regulatory pathways, and scaling digital capabilities to drive innovation. Our research programs are based on targets with strong human validation, represent diverse modalities and leverage our growing platform capabilities in cell therapy and data science. We leverage Data, Digital & Technology (DD&T) broadly, from accelerating the pipeline to advancing digital technologies in manufacturing to drive quality and efficiency, to reimagining interactions with health care practitioners and patients. DD&T has the potential to revolutionize our business and create better experiences and outcomes for patients.
Our pipeline is delivering results. In the fiscal year ended March 31, 2023 (FY2022), our dengue vaccine, QDENGA, was approved in a number of countries, including those where the disease is endemic. Reflecting our values, we are prioritizing countries with the highest burden of disease and where barriers to access for medicines and vaccines are particularly complex. Furthermore, in line with our tiered-pricing strategy, we look to adjust the price of this vaccine according to a country’s economic stage and health system maturity to ensure broader access.
Digital technologies are helping improve product quality and productivity at our QDENGA manufacturing facilities. In Singen, Germany, for example, we have built a vaccine facility with state-of-the-art process equipment to enhance vaccine production. We are also leveraging anti-counterfeiting technology to help ensure all product that enters the legitimate supply chain is genuine and that we can easily identify falsified counterfeit vaccines, further supporting vaccine confidence and uptake.

People
We recognize that no matter how far science and technology advance, meaningful change is always driven by people. Our intention is to create an exceptional, inclusive people experience that accelerates innovation for patients wherever, whenever and however we work. We are doing this by evolving our ways of working with a focus on embracing flexibility, fostering inclusion with regular face-to-face interactions and leveraging data and insights. People leaders are at the forefront, as they are responsible for implementing the best ways of working for their teams.
As part of this initiative, we are transforming Takeda offices into ‘Takeda Community Spaces’ centered around employee well-being and learning. These spaces are designed for maximizing in-person interactions, where people can focus, collaborate and connect more closely in a sustainable environment.
We are also upskilling employees and building in-house capabilities to create an agile and resilient organization that is positioned for long-term sustainable growth. Our Bloom online learning platform enables employees to design their professional learning journey, helping nurture a culture of lifelong learning so our people can reach their highest potential.
As part of our commitment to better health, Takeda has partnered with Thrive, a behavioral health platform, to help our employees improve their overall well-being, build mental resilience and increase productivity.
These components help us to build an exceptional people experience that promotes well-being and performance, embraces flexibility and emphasizes the value of regular face-to-face interactions. We believe that executing this transformation well could be a competitive advantage.

Planet
Takeda is committed to delivering a high standard of environmental leadership, recognizing that global warming and pollution both impact human health. It is not enough to just work towards a healthier population – we need a healthier planet as well to realize our purpose. We are taking action to reduce our environmental impact on many fronts by prioritizing clean energy solutions, progressing toward net-zero targets and working to eliminate greenhouse gas (GHG) emissions from our entire value chain. Operationally, our environmental sustainability efforts focus on achieving net-zero by 2040 in accordance with the Science Based Targets initiative's Corporate Net-Zero Standard, conserving natural resources, and designing our products with sustainability principles in mind.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
We have made notable progress towards our GHG emissions goals. Our 12-year virtual power purchase agreement with Enel North America, signed in September 2022, is expected to create up to 350,000 megawatt hours of renewable energy credits per year, accounting for approximately 20% of Takeda’s current enterprise scope 1 and 2 GHG emissions.
In March 2023, we announced the opening of our first positive energy manufacturing support building in Singapore. At least 115% of the building’s energy is supplied from onsite renewable sources, and it produces more electricity than it consumes.

Financial Performance
Takeda’s financial performance reflects sustained momentum as we enter a new phase for our company. Our free cash flow, driven by financial discipline, margin improvement and progress in deleveraging, enables us to invest in expected growth drivers and strengthen our pipeline, while also delivering shareholder returns. Forward planning and management of our debt profile has enabled us to build resilience against inflation and minimize our exposure to interest rate increases. Our financial performance and commercial execution enable us to nurture a diverse pipeline with approximately 40 clinical stage medicines driven by our in-house R&D engine and through more than 200 partnerships. We are also reinforcing our long-term growth potential through strategic investments in internal and external opportunities to enhance the pipeline.
The acquisition of TAK-279 represents a significant potential commercial opportunity. TAK-279 is a highly selective, oral allosteric tyrosine kinase 2 (TYK2) inhibitor that has the potential to offer best-in-class treatment for patients with psoriasis and other immune-mediated inflammatory diseases, including psoriatic arthritis, inflammatory bowel disease (IBD) and lupus. We aim to file a regulatory submission in psoriasis between FY2025 and FY2027, further reinforcing our efforts to deliver growth into the next decade.
While we face short-term headwinds primarily due to the anticipated loss of exclusivity for VYVANSE (for attention deficit hyperactivity disorder) in the U.S. in FY2023, we believe our Growth and Launch Products* will drive topline growth in the medium-to-long term. In FY2022, we raised our outlook range for ENTYVIO (for ulcerative colitis and Crohn’s disease), currently our largest-selling product, based on its sustained global sales growth potential and our updated assumption for the timing of biosimilar competition. We expect that this momentum will be further boosted by new product launches.
In the medium-to-long term, we also expect to maintain competitive margins and generate strong cash flow. We plan to continue to allocate this cash flow towards long-term growth in R&D, PDT and new product launches, and towards delivering on our commitment to shareholder returns.

* Takeda’s Growth and Launch Products for FY2023 and onwards:

GI:    ENTYVIO, ALOFISEL
Rare Diseases:    TAKHZYRO, LIVTENCITY
PDT Immunology:    Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
    Albumin products including HUMAN ALBUMIN and FLEXBUMIN
Oncology:    ALUNBRIG, EXKIVITY
Other:    QDENGA

3. Basic Approach to the Selection of Accounting Standards
Takeda has been applying International Financial Reporting Standards ("IFRS") since the fiscal year ended March 31, 2014 with the aim of improving the comparison of financial information with global pharmaceutical companies, increasing financing options, and allowing Takeda to unify accounting treatment across the group.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
4. Consolidated Financial Statements [IFRS] and Major Notes
(1) Consolidated Statements of Profit or Loss

	JPY (millions)
	For the year ended March 31,
	2022	2023
Revenue	3,569,006	4,027,478
Cost of sales	(1,106,846)	(1,244,072)
Selling, general and administrative expenses	(886,361)	(997,309)
Research and development expenses	(526,087)	(633,325)
Amortization and impairment losses on intangible assets associated with products	(472,915)	(542,443)
Other operating income	43,123	25,424
Other operating expenses	(159,075)	(145,247)
Operating profit	460,844	490,505
Finance income	23,700	62,913
Finance expenses	(166,607)	(169,698)
Share of loss of investments accounted for using the equity method	(15,367)	(8,630)
Profit before tax	302,571	375,090
Income tax expenses	(72,405)	(58,052)
Net profit for the year	230,166	317,038
Attributable to:
Owners of the Company	230,059	317,017
Non-controlling interests	107	21
Net profit for the year	230,166	317,038
Earnings per share (JPY)
Basic earnings per share	147.14	204.29
Diluted earnings per share	145.87	201.94

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
(2) Consolidated Statements of Comprehensive Income

	JPY (millions)
	For the year ended March 31,
	2022	2023
Net profit for the year	230,166	317,038
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(14,626)	(2,654)
Remeasurement of defined benefit pension plans	20,783	17,752
	6,158	15,098
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	583,969	618,773
Cash flow hedges	2,173	(21,451)
Hedging cost	2,457	(16,993)
Share of other comprehensive loss of investments accounted for using the equity method	(497)	(892)
	588,103	579,437
Other comprehensive income for the year, net of tax	594,261	594,535
Total comprehensive income for the year	824,427	911,574
Attributable to:
Owners of the Company	824,258	911,529
Non-controlling interests	168	45
Total comprehensive income for the year	824,427	911,574

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
(3) Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2022	As of March 31, 2023
ASSETS
Non-current assets:
Property, plant and equipment	1,582,800	1,691,229
Goodwill	4,407,749	4,790,723
Intangible assets	3,818,544	4,269,657
Investments accounted for using the equity method	96,579	99,174
Other financial assets	233,554	279,683
Other non-current assets	82,611	63,325
Deferred tax assets	362,539	366,003
Total non-current assets	10,584,376	11,559,794
Current assets:
Inventories	853,167	986,457
Trade and other receivables	696,644	649,429
Other financial assets	25,305	20,174
Income taxes receivable	27,733	32,264
Other current assets	141,099	160,868
Cash and cash equivalents	849,695	533,530
Assets held for sale	—	15,235
Total current assets	2,593,642	2,397,956
Total assets	13,178,018	13,957,750

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,141,418	4,042,741
Other financial liabilities	468,943	534,269
Net defined benefit liabilities	145,847	127,594
Income taxes payable	21,634	24,558
Provisions	52,199	55,969
Other non-current liabilities	67,214	65,389
Deferred tax liabilities	451,511	270,620
Total non-current liabilities	5,348,764	5,121,138
Current liabilities:
Bonds and loans	203,993	339,600
Trade and other payables	516,297	649,233
Other financial liabilities	196,071	185,537
Income taxes payable	200,918	232,377
Provisions	443,502	508,360
Other current liabilities	584,949	566,689
Liabilities held for sale	—	144
Total current liabilities	2,145,730	2,481,940
Total liabilities	7,494,495	7,603,078

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)

	JPY (millions)
	As of March 31, 2022	As of March 31, 2023
EQUITY
Share capital	1,676,263	1,676,345
Share premium	1,708,873	1,728,830
Treasury shares	(116,007)	(100,317)
Retained earnings	1,479,716	1,541,146
Other components of equity	934,173	1,508,119
Equity attributable to owners of the Company	5,683,019	6,354,122
Non-controlling interests	504	549
Total equity	5,683,523	6,354,672
Total liabilities and equity	13,178,018	13,957,750

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
(4) Consolidated Statements of Changes in Equity

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2021	1,668,145	1,688,424	(59,552)	1,509,906	400,798	41,983
Net profit for the year				230,059
Other comprehensive income (loss)					583,343	(14,558)
Comprehensive income (loss) for the year	—	—	—	230,059	583,343	(14,558)
Transactions with owners:
Issuance of new shares	8,118	14,036
Acquisition of treasury shares			(79,447)
Disposal of treasury shares		(0)	1
Dividends				(284,246)
Changes in ownership				(2,143)
Transfers from other components of equity				26,141		(5,357)
Share-based compensation		43,374
Exercise of share-based awards		(36,960)	22,992
Total transactions with owners	8,118	20,450	(56,454)	(260,249)	—	(5,357)
As of March 31, 2022	1,676,263	1,708,873	(116,007)	1,479,716	984,141	22,068

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total other components of equity	Non- controlling interests	Total equity
As of April 1, 2021	(68,075)	(8,592)	—	366,114	5,173,037	4,140	5,177,177
Net profit for the year				—	230,059	107	230,166
Other comprehensive income (loss)	2,173	2,457	20,783	594,200	594,200	61	594,261
Comprehensive income (loss) for the year	2,173	2,457	20,783	594,200	824,258	168	824,427
Transactions with owners:
Issuance of new shares				—	22,154		22,154
Acquisition of treasury shares				—	(79,447)		(79,447)
Disposal of treasury shares				—	1		1
Dividends				—	(284,246)		(284,246)
Changes in ownership				—	(2,143)	(3,804)	(5,948)
Transfers from other components of equity			(20,783)	(26,141)	—		—
Share-based compensation				—	43,374		43,374
Exercise of share-based awards				—	(13,968)		(13,968)
Total transactions with owners	—	—	(20,783)	(26,141)	(314,276)	(3,804)	(318,080)
As of March 31, 2022	(65,901)	(6,135)	—	934,173	5,683,019	504	5,683,523

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)

	JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2022	1,676,263	1,708,873	(116,007)	1,479,716	984,141	22,068
Effect of hyperinflation				(1,960)	4,121
Restated opening balance	1,676,263	1,708,873	(116,007)	1,477,756	988,263	22,068
Net profit for the year				317,017
Other comprehensive income (loss)					617,866	(2,663)
Comprehensive income (loss) for the year	—	—	—	317,017	617,866	(2,663)
Transactions with owners:
Issuance of new shares	82	82
Acquisition of treasury shares		(5)	(27,060)
Disposal of treasury shares		0	0
Dividends				(278,313)
Transfers from other components of equity				24,687		(6,935)
Share-based compensation		62,670
Exercise of share-based awards		(42,791)	42,749
Total transactions with owners	82	19,956	15,689	(253,626)	—	(6,935)
As of March 31, 2023	1,676,345	1,728,830	(100,317)	1,541,146	1,606,128	12,470

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2022	(65,901)	(6,135)	—	934,173	5,683,019	504	5,683,523
Effect of hyperinflation				4,121	2,161		2,161
Restated opening balance	(65,901)	(6,135)	—	938,294	5,685,180	504	5,685,684
Net profit for the year				—	317,017	21	317,038
Other comprehensive income (loss)	(21,451)	(16,993)	17,752	594,512	594,512	24	594,535
Comprehensive income (loss) for the year	(21,451)	(16,993)	17,752	594,512	911,529	45	911,574
Transactions with owners:
Issuance of new shares				—	164		164
Acquisition of treasury shares				—	(27,065)		(27,065)
Disposal of treasury shares				—	1		1
Dividends				—	(278,313)		(278,313)
Transfers from other components of equity			(17,752)	(24,687)	—		—
Share-based compensation				—	62,670		62,670
Exercise of share-based awards				—	(42)		(42)
Total transactions with owners	—	—	(17,752)	(24,687)	(242,586)	—	(242,586)
As of March 31, 2023	(87,352)	(23,127)	—	1,508,119	6,354,122	549	6,354,672

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
(5) Consolidated Statements of Cash Flows

	JPY (millions)
	For the year ended March 31,
	2022	2023
Cash flows from operating activities:
Net profit for the year	230,166	317,038
Depreciation and amortization	583,151	664,400
Impairment losses	54,515	64,394
Equity-settled share-based compensation	43,374	60,672
Loss on sales and disposal of property, plant and equipment	655	10
Gain on divestment of business and subsidiaries	(7,829)	(6,807)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	(11,195)	3,991
Finance (income) and expenses, net	142,907	106,785
Share of loss of investments accounted for using the equity method	15,367	8,630
Income tax expenses	72,405	58,052
Changes in assets and liabilities:
Decrease in trade and other receivables	127,294	75,127
Increase in inventories	(46,148)	(79,155)
Increase (decrease) in trade and other payables	125,157	(84,804)
Increase (decrease) in provisions	(58,090)	31,899
Increase (decrease) in other financial liabilities	(49,608)	31,669
Other, net	41,409	(88,778)
Cash generated from operations	1,263,528	1,163,122
Income taxes paid	(147,724)	(198,439)
Tax refunds and interest on tax refunds received	7,301	12,473
Net cash from operating activities	1,123,105	977,156
Cash flows from investing activities:
Interest received	2,919	5,054
Dividends received	3,401	3,562
Acquisition of property, plant and equipment	(123,252)	(140,657)
Proceeds from sales of property, plant and equipment	1,815	962
Acquisition of intangible assets	(62,785)	(493,032)
Acquisition of investments	(8,341)	(10,151)
Proceeds from sales and redemption of investments	16,921	22,254
Acquisition of businesses, net of cash and cash equivalents acquired	(49,672)	—
Proceeds from sales of business, net of cash and cash equivalents divested	28,196	7,958
Other, net	(7,328)	(3,052)
Net cash used in investing activities	(198,125)	(607,102)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)

	JPY (millions)
	For the year ended March 31,
	2022	2023
Cash flows from financing activities:
Net increase (decrease) in short-term loans and commercial papers	(2)	40,000
Proceeds from issuance of bonds and long-term loans	249,334	75,000
Repayments of bonds and long-term loans	(810,115)	(356,670)
Acquisition of treasury shares	(77,531)	(26,929)
Interest paid	(108,207)	(108,555)
Dividends paid	(283,665)	(279,416)
Repayments of lease liabilities	(39,694)	(43,401)
Other, net	(385)	(9,178)
Net cash used in financing activities	(1,070,265)	(709,148)
Net decrease in cash and cash equivalents	(145,285)	(339,094)
Cash and cash equivalents at the beginning of the year	966,222	849,695
Effects of exchange rate changes on cash and cash equivalents	28,758	22,929
Cash and cash equivalents at the end of the year	849,695	533,530

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
(6) Notes to Consolidated Financial Statements
(Going Concern Assumption)
No events to be noted for this purpose.
(Significant Items that Form the Basis of Preparing the Consolidated Financial Statements)
1.Basis of Preparation
(1) Compliance
Since Takeda satisfies all of the criteria of the "Specified Company" prescribed in Article 1-2 of the Regulation On Terminology, Forms, and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Order No.28, 1976 "Regulations for Consolidated Financial Statements"), the consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") pursuant to the provision of Article 93 of the Regulations for Consolidated Financial Statements.
(2) Basis of Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value including equity investments, derivative financial instruments, and financial assets and liabilities associated with contingent consideration arrangements, and the application of hyperinflationary accounting at subsidiaries.
(3) Functional and Presentation Currency
The consolidated financial statements are presented in Japanese Yen ("JPY"), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated. In tables with rounded figures, sums may not add up due to rounding.
2.Significant Accounting Policies
During the year ended March 31, 2023, there were no new accounting standards applied by Takeda that had a significant impact on Takeda’s consolidated financial statements.
(Segment Information)
Disclosure is omitted as Takeda's reportable segment is a single segment of "Pharmaceuticals."
(Earnings Per Share)
The basis for calculating basic and diluted earnings per share (attributable to owners of the Company) is as follows:

	For the year ended March 31,
	2022	2023
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	230,059	317,017
Net profit used for calculation of earnings per share JPY (millions)	230,059	317,017
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	1,563,501	1,551,809
Dilutive effect (thousands of shares)	13,668	18,064
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	1,577,169	1,569,872

Earnings per share
Basic (JPY)	147.14	204.29
Diluted (JPY)	145.87	201.94

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2023 (Consolidated)
(Significant Subsequent Events)
On April 26, 2023, Takeda entered into new Syndicated Loans of 100 billion JPY with various banks maturing on April 26, 2030. The new Syndicated Loans have an effective interest rate of 0.68%. The proceeds from these Syndicated Loans were used to repay 100 billion JPY in existing Syndicated Loans falling due on the same day.